M E M O R A N D U M
TO:	Craig Ruckman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	February 23, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Variable Fund LLC (the “VF” or the “Registrant”) File Nos: 333-68105 and 811-09121

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received telephonically on February 1, 2010 to the VF’s 485APOS filing on Form N1-A.

The comments, as we understood these, are outlined below in italics, with responses immediately following. We have also included the revised pages from the prospectus and statement of additional information, as applicable.

Prospectus

1.           Please provide the summary prospectus for the JNL/Mellon Capital Management S&P® SMid 60 Fund.

The prospectus contained in the registration statement is not a summary prospectus as that term relates exclusively to a prospectus that conforms to the requirements of Rule 498 under the Securities Act of 1933, as amended. The full statutory prospectus for the JNL/Mellon Capital Management S&P® SMid 60 Fund is attached.

2.
Although the funds in VF may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm the funds of VF will post its proxy materials on the internet as required by the Rule.  See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007).  See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov;rules/final/shtml.

Registrant is not aware of any requirement under Form N-1A or the annual update process that gives rise to this provision of the “proxy rules.”  Notwithstanding, VF is accommodating your request and confirming that if the Funds solicit shareholders, the funds of VF will post their proxy materials on the internet as required by Rule 14a-16.

3.	Please insert the word “Summary” before “Prospectus May 1, 2010” in each summary prospectus fund disclosure.

We have added the word “Summary” before the text in the upper right corner of each summary prospectus fund description.

4.	Please include the legend required by Rule 498(b)(1)(v) at the beginning of each summary prospectus. See 17 C.F.R. sec. 230.498(b)(1)(v).

We respectively decline this comment since VF will not be relying on Rule 498(b)(1)(v).  As stated above, the prospectus is neither relying on nor in compliance with Rule 498, nor will it be filing under Rule 497(k).

5.	For all funds in VF, please re-title the caption “12b-1 Fee” to confirm with the caption set forth in Item 3 of Form N-1A.

This change has been made to each fund description.

6.	Please explain why a fund would incur high transaction costs as stated in the “Limited management, trading cost and rebalance risk” if the sub-adviser uses a “buy and hold strategy”.

The Sub-Adviser uses a buy and hold strategy as it relates to the fact that the stock selection process used to determine the investment holdings is undertaken only once per year.  The stock selection process can result in a significant number of prior period holdings being replaced with new investment selections.  The Sub-Adviser executes the trading required to convert the prior portfolio to the current portfolio in a relatively short period of time after each stock selection date. Therefore, this may cause higher transaction costs.  When a portfolio is otherwise restructured, it is usually done over a period of time that may take advantage of varying prices and market opportunities that are not expected to be available within a limited time frame. Additionally, in the VF prospectus under that section entitled “More About the Funds,” there is a disclosure entitled “Portfolio Turnover” that discusses the higher transaction costs as well (see excerpt below).

Portfolio Turnover. Portfolio turnover rates also may be increased by purchases or redemptions of a Fund’s shares, because of the need to invest new cash resulting from purchases of shares or the need to sell portfolio securities owned in order to meet redemption requests. Increased portfolio turnover necessarily results in correspondingly higher costs, which can include brokerage commissions, and other transaction costs on the sale of securities and reinvestment in other securities.

7.
For all applicable funds, the narrative description prior to the performance bar chart for applicable funds includes disclosure noting when the current adviser or sub-adviser has been serving in that capacity for periods less than those used for the bar chart.  Please delete this disclosure as it is not permitted by Item 4 of Form N-1A.  Instead, please consider revising the performance data for these funds in accordance with Instruction 4 of Item 4(b)(2) of Form N-1A.

“Mellon Capital Management Corporation (“Mellon Capital”) has been serving as the Sub-Adviser to this Fund since February 18, 2004.”

The above statement has been removed from all applicable funds.

8.	For all funds, please remove the footnote noting the Fund’s inception date in the “Average Annual Total Returns” table and include in the header “Life of Fund” and/or “Life of Class,” as applicable.

The footnote has been removed and the inception date from the footnote has been placed in the header entitled “Life of Fund” and/or “Life of Class,” as applicable.

9.	For all funds, please move the index description that follows the “Average Annual Total Returns” table to the beginning of the section entitled “Performance.”

For each fund, the index description has been moved to follow the first paragraph of the section entitled “Performance.”

10.
For all funds, please remove the sentence “This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund.” in the first paragraph of the section entitled “Expense Example.”

This statement has been removed from the first paragraph of the section entitled “Expense Example.”

11.
For all funds in VF, please confirm supplementally that no updated performance information will be made available or if the VF is planning to do so, provide additional information in the prospectus as to how that updated information may be obtained.  See Form N-1A, Item 4(b)(2)(i).

The VF Funds confirm that the funds do not advertise fund performance.  Jackson only advertises sub-account performance in accordance with Form N-4, Item 21.

12.	For JNL/Mellon Capital Management S&P® 10 Fund, please summarize the screen process used in the “Principal Investment Strategies” section of the summary.

Please refer to the description, in the attached marked prospectus, for the JNL/Mellon Capital Management S&P® 10 Fund for a summary of the screen process used.

13.	For JNL/Mellon Capital Management Global 15 Fund, please include a principal risk to reflect the fact that two-thirds of the Fund’s assets are invested in foreign securities.

The Registrant has added “emerging markets risk” as a principal risk for the JNL/Mellon Capital Management Global 15 Fund.

14.	For all applicable funds, please define “Dividend Yields” or make all references lower case, i.e. dividend yields.

The Registrant has made all references to “Dividend Yields” lower case for consistency.

15.	For JNL/Mellon Capital Management Nasdaq® 25 Fund, please summarize the screen process used in the “Principal Investment Strategies” section of the summary.

Please refer to the description, in the attached marked prospectus, for the JNL/Mellon Capital Management Nasdaq® 25 Fund for a summary of the screen process used.

16.	For all applicable funds, please provide a correlating principal risk to the principal investment strategy for investments in common stocks and/or investments in certain geographic areas or sectors.

The Registrant has compared each fund’s principal investment strategies to its principal risks and has made appropriate changes therein. Please note that for the sector funds, “industry concentration risk,” which addresses this sector fund risk,  has already been included.

17.	For JNL/Mellon Capital Management S&P® 24 Fund, please summarize the screen process used in the “Principal Investment Strategies” section of the summary.

Please refer to the description, in the attached marked prospectus, for the JNL/Mellon Capital Management S&P® 24 Fund for a summary of the screen process used.

18.	For JNL/Mellon Capital Management NYSE® International 25 Fund, please summarize the screen process used in the “Principal Investment Strategies” section of the summary.

Please refer to the description, in the attached marked prospectus, for the JNL/Mellon Capital Management NYSE® International 25 Fund for a summary of the screen process used.

19.	For JNL/Mellon Capital Management 25 Fund, please summarize the screen process used in the “Principal Investment Strategies” section of the summary.

Please refer to the description, in the attached marked prospectus, for the JNL/Mellon Capital Management 25 Fund for a summary of the screen process used.

20.
For JNL/Mellon Capital Management Communication Sector Fund, please remove the language “as described above” from the third line of the third paragraph of the section entitled “Principal Investment Strategies.”

This language has been removed.

21.	For all applicable JNL/Mellon Capital Management Sector Funds, please remove the statement “Prior to December 15, 2003, the Fund was not managed as an index strategy.”

This statement has been moved to the section entitled “More About the Funds,” under the sub-section entitled “Description of Indices.”

22.	For JNL/Mellon Capital Management Dow DividendSM Fund, please explain why the fund has a “utility concentration risk.”

The original screening process of the Fund showed a bias toward utility stocks because it pays the most dividends. Therefore, the Adviser determined that it was appropriate to include “utility industry concentration risk” as an “Additional Risk,” not as a “Principal Risk.”

23.
For JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management VIP Fund, and JNL/Mellon Capital Management Optimized 5 Fund, please provide the descriptions for each of the Underlying Funds of the above listed funds, in the section entitled “Principal Investment Strategies.”

We respectfully decline this comment. The Registrant believes that the statement “Each of these strategies above is the same as the principal investment strategy of the similarly named Fund, which is described elsewhere in this Prospectus” is sufficient and compliant disclosure under Item 4 of the Form N-1A.

24.	Please change the sub-heading “Payments to Financial Intermediaries” to “Financial Intermediary Compensation,” as required by Item 8 of Form N-1A.

This sub-heading has been changed.

Statement of Additional Information (“SAI”)

1.
In the section entitled “Disclosure of Portfolio Information,” section III (D), please confirm if the “disclosure(s)” referenced in the second sentence “The Funds’ President shall examine appropriateness of any such disclosure(s).” are subject to the confidentiality provisions and the duty not to trade. If so, please include this in the disclosure.

We have added the sentence below, which follows the second sentence of Section III (D).

“Any such disclosure(s) will be kept confidential and will be subject to applicable SEC and FINRA requirements related to personal trading and access monitoring.”

As we discussed, we will include the agreed upon changes in the VF’s upcoming 485BPOS filing.

It is the VF’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:  File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Comment 24

TABLE OF CONTENTS

I.      Summary Overview Of Each Fund                                                                                                                                                     1

Investment Objectives/Goals, Fee Table, Portfolio Turnover, Principal Investment Strategies & Risks and Performance, and Management

JNL/Mellon Capital Management DowSM 10 Fund

JNL/Mellon Capital Management S&P® 10 Fund

JNL/Mellon Capital Management Global 15 Fund

JNL/Mellon Capital Management Nasdaq® 25 Fund

JNL/Mellon Capital Management Value Line® 30 Fund

JNL/Mellon Capital Management DowSM Dividend Fund

JNL/Mellon Capital Management S&P® 24 Fund

JNL/Mellon Capital Management S&P® SMid 60 Fund

JNL/Mellon Capital Management NYSE® International 25 Fund

JNL/Mellon Capital Management 25 Fund

JNL/Mellon Capital Management Select Small-Cap Fund

JNL/Mellon Capital Management JNL 5 Fund

JNL/Mellon Capital Management JNL Optimized 5 Fund

JNL/Mellon Capital Management VIP Fund

JNL/Mellon Capital Management Communications Sector Fund

JNL/Mellon Capital Management Consumer Brands Sector Fund

JNL/Mellon Capital Management Financial Sector Fund

JNL/Mellon Capital Management Healthcare Sector Fund

JNL/Mellon Capital Management Oil & Gas Sector Fund

JNL/Mellon Capital Management Technology Sector Fund

II.      Information About Purchasing the Funds                                                                                                                                                     5

Purchase and Sale of Shares, Tax Information, and Financial Intermediary Compensation

III.   Additional Information About Each Fund6

Investment Objectives, Principal Investment Strategies, Related Risks, and Management

JNL/Mellon Capital Management DowSM 10 Fund

JNL/Mellon Capital Management S&P® 10 Fund

JNL/Mellon Capital Management Global 15 Fund

JNL/Mellon Capital Management Nasdaq® 25 Fund

JNL/Mellon Capital Management Value Line® 30 Fund

JNL/Mellon Capital Management DowSM Dividend Fund

JNL/Mellon Capital Management S&P® 24 Fund

JNL/Mellon Capital Management S&P® SMid 60 Fund

JNL/Mellon Capital Management NYSE® International 25 Fund

JNL/Mellon Capital Management 25 Fund

JNL/Mellon Capital Management Select Small-Cap Fund

JNL/Mellon Capital Management JNL 5 Fund

JNL/Mellon Capital Management JNL Optimized 5 Fund

JNL/Mellon Capital Management VIP Fund

JNL/Mellon Capital Management Communications Sector Fund

JNL/Mellon Capital Management Consumer Brands Sector Fund

JNL/Mellon Capital Management Financial Sector Fund

JNL/Mellon Capital Management Healthcare Sector Fund

JNL/Mellon Capital Management Oil & Gas Sector Fund

JNL/Mellon Capital Management Technology Sector Fund

IV.  Management of the JNL Variable Fund                                280

More About the Funds; Management Of The JNL Variable Fund; Fund Expenses; Sub-Advisory Arrangements; Administrative Fee, Classes Of Shares; Rule 12b-1 Plan; The Distributor; Investment In Fund Interests; “Market Timing” Policy; Disclosure Of Portfolio Securities; Redemption of Fund Interests; And Tax Status.

V.      Financial Highlights                                                                                                                                                  300

The Financial Highlights Tables Will Help You Understand A Fund’s Financial Performance For The Past Five Years, Or For The Shorter Life Of The Fund.

VI.   Appendix A                                           A-1

Comments 3, 5, 10, and 16

Summary Overview of Each Fund

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management DowSM 10 Fund
Class A

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management DowSM 10 Fund (“Dow 10 Fund”) is total return through a combination of capital appreciation and dividend income.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service ( 12b-1 ) Fee s	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]

Class A
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]

Period	Class A
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The Dow 10 Fund seeks to achieve its objective by investing approximately equal amounts in the common stock of the ten companies included in the Dow Jones Industrial Average which have the highest indicated annual dividend yields.  The ten companies are selected only once annually on each Stock Selection Date.  The Stock Selection Date will be on or about April 1 of each year.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund. The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•

Comments 7, 8, 9

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

Performance.  The bar chart and table below show the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

The Dow Jones Industrial Average is a price-weighted average of 30 blue-chip stocks that are generally the leaders in their industry.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

Returns shown for the period prior to that date reflect the results achieved by prior Sub-Advisers.

Annual Total Returns as of December 31[to be updated by amendment]

Class A

Best Quarter (ended 3/31/06): _____%; Worst Quarter (ended 12/31/08): _____%; Year to date as of xx/xx/xx: ___%

Average Annual Total Returns as of December 31, 2009[to be updated by amendment]
	1 year	5 year	Life of Fund (July 2, 1999)
JNL/Mellon Capital Management DowSM 10 Fund (Class A)%		%	%
Dow Jones Industrial Average	%	%	%

Portfolio Management.
Investment Adviser:
Jackson National Asset Management, LLC (“JNAM”)

Sub-Adviser:
Mellon Capital Management Corporation

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Karen Q Wong	2004	Portfolio Manager
Richard A. Brown	2004	Portfolio Manager

For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to “Information About Purchasing the Funds” on page ____.

Comment 12

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management S&P® 10 Fund
Class A

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management S&P® 10 Fund (“S&P 10 Fund”) is total return through a combination of capital appreciation and dividend income.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]

Class A
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]

Period	Class A
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The S&P 10 Fund seeks to achieve its objective by investing approximately equal amounts in the common stocks of ten companies selected from a pre-screened subset of the stocks listed in the S&P 500 Index. The stocks in the S&P 500 are first ranked by market capitalization and then half of largest market capitalization companies are selected. From these selected companies half of the companies with the lowest price to sale ratio are selected and then from this group ten stocks with the greatest one-year price appreciation are selected.   The ten companies are selected only once annually on each Stock Selection Date.  The Stock Selection Date will be on or about April 1 of each year.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for dividend reinvestment. The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

Comments 13 and 14

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management Global 15 Fund
Class A

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management Global 15 Fund (“Global 15 Fund”) is total return through a combination of capital appreciation and dividend income.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The Global 15 Fund seeks to achieve its objective by investing in the common stocks of certain companies which are components of the Dow Jones Industrial Average (“DJIA”), the Financial Times Ordinary Index (“FT30 Index” or “Financial Times 30 Index”) and the Hang Seng Index.  The Global 15 Fund consists of common stocks of the 5 companies with the lowest per share stock price of the ten companies in each of the DJIA, the FT30 Index and the Hang Seng Index, respectively, that have the highest d ividend yields in their respective index.

The fifteen companies are selected only once annually on each Stock Selection Date. The Stock Selection Date will be on or about April 1 of each year.  The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for dividend reinvestment. The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•

Comment 15

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management Nasdaq® 25 Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management Nasdaq® 25 Fund (“Nasdaq 25 Fund”) is total return.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Class B
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The Nasdaq 25 Fund seeks to achieve its objective by investing in the common stocks of companies that are expected to have a potential for capital appreciation.  The Nasdaq 25 Strategy selects a portfolio of common stocks of 25 companies selected from stocks included in the Nasdaq-100 Index®.   The 75 stocks with the highest ratio of cash flow per share are selected and from these companies the one-year change in cash flow per share is divided by stock price. These stocks are ranked from highest to lowest and 50 stocks are selected. Based on prior six month appreciation the top 25 stocks are selected.   The 25 companies are selected only once annually on each Stock Selection Date.  The Stock Selection Date will be on or about January 1 of each year.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs.  The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

Certain provisions of the 1940 Act limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations. Any amount that cannot be allocated due to these limitations will be allocated among the remaining portfolio securities.

Comment 17

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management S&P® 24 Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management S&P® 24 Fund (“S&P 24 Fund”) is total return through capital appreciation.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Class B
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The S&P 24 Fund seeks to achieve its objective by investing approximately equal amounts in the common stocks of companies that have the potential for capital appreciation.  To select the stocks for the S&P 24 Fund, the Sub-Adviser selects the eight largest S&P economic sectors in the Standard & Poor’s 500 Composite Stock Price Index and then ranks the stocks in each of the eight sectors based on highest return on assets, highest buy back yield, and highest bullish indicator.  The Sub-Adviser then selects three stocks from each of the right sectors .  The 24 companies are selected on each “Stock Selection Date.”  The Stock Selection Date will be on or about January 1 of each year.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs.  The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

Certain provisions of the 1940 Act limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations. Any amount that cannot be allocated due to these limitations will be allocated among the remaining portfolio securities.

Comment 18

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management NYSE® International 25 Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management NYSE® International 25 Fund (“International 25 Fund”) is to provide capital appreciation.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Class B
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The International 25 Fund seeks to achieve its objective by investing in foreign companies.  The 25 companies are selected on each Stock Selection Date by ranking the stocks of the NYSE International Index SM based on two factors: price to book and price to cash flow. The Sub-Adviser then selects an equally-weighted portfolio of the 25 stocks with the highest overall ranking on the two factors.   The Stock Selection Date will be on or about January 1 of each year.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for dividend reinvestment.  The Sub-Adviser may also trade for mergers or acquisitions if the original stock is not the surviving company.

Certain provisions of the 1940 Act limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations. Any amount that cannot be allocated due to these limitations will be allocated among the remaining portfolio securities.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Comment 1

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management S&P ® SMid 60 Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.   The investment objective of the JNL/Mellon Capital Management S&P ® SMid 60 Fund (“SMid 60 Fund”) is to provide capital appreciation.

Expenses.   The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.   This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.   Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Class B
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).   The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The SMid 60 Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The SMid 60 Fund focuses on small and mid-capitalization companies because the Sub-Adviser believes they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

The SMid 60 Fund invests in the common stock of 30 companies included in the Standard & Poor’s MidCap 400 Index (“S&P MidCap 400”) and 30 companies in the Standard & Poor’s SmallCap 600 Index (“S&P SmallCap 600”) (each an “Index”, collectively the “Indexes”).   The 60 companies are selected on each Stock Selection Date.  The Stock Selection Date will be on or about January 1 of each year .   The Sub-Adviser selects the 60 companies from stocks that comprise the S&P MidCap 400 and the S&P SmallCap 600 according to a screening process that considers average daily dollar trading volume, price to book ratio, 3-month price appreciation, and ratio of cash flow per share to stock price.  The 30 stocks selected from the S&P MidCap 400 are given twice the weight of the 30 stocks selected from the S&P SmallCap 600.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for dividend reinvestment.  The Sub-Adviser may also trade for mergers or acquisitions if the original stock is not the surviving company.

Certain provisions of the 1940 Act limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations. Any amount that cannot be allocated due to these limitations will be allocated among the remaining portfolio securities .

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.   An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Limited management, trading cost and rebalance risk – Investing according to criteria applied on each Stock Selection Date prevents responding to market fluctuations or changes in the financial condition or business prospects of the selected companies, between Stock Selection Dates and may lead to higher transaction costs.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

•	Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.
•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.

Performance.   The bar chart and table below show the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

S&P ® Midcap 400 Index and S&P ® Smallcap 600 Index are broad-based, unmanaged indices.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

Annual Total Returns as of December 31 [to be updated by amendment]

Class A

Best Quarter (ended 3/31/06): _____%; Worst Quarter (ended 12/31/08): _____%; Year to date as of xx/xx/xx: ___%

Annual Total Returns as of December 31

Class B

Best Quarter (ended 3/31/06): _____%; Worst Quarter (ended 12/31/08): _____%; Year to date as of xx/xx/xx: ___%

Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	Life of Fund (April 30, 2007)
JNL/Mellon Capital Management S&P ® SMid 60 Fund (Class A)%		%
S&P ® Midcap 400 Index	%	%
S&P ® Smallcap 600 Index	%	%

Average Annual Total Returns as of December 31, 2009 [to be updated by amendment]
	1 year	Life of Class (April 30, 2007)
JNL/Mellon Capital Management S&P ® SMid 60 Fund (Class B)%		%
S&P ® Midcap 400 Index	%	%
S&P ® Smallcap 600 Index	%	%

Portfolio Management.
Investment Adviser:
Jackson National Asset Management, LLC (“JNAM”)

Sub-Adviser:
Mellon Capital Management Corporation

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Karen Q Wong	2004	Portfolio Manager
Richard A. Brown	2004	Portfolio Manager

For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to “Information About Purchasing the Funds” on page ____.

Comment 19

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management 25 Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Investment Objective.  The investment objective of the JNL/Mellon Capital Management 25 Fund (“25 Fund”) is total return through a combination of capital appreciation and dividend income.

Expenses.  The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
None
[to be updated by amendment]
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.20%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class B
Management/Administrative Fee	%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
Class A
1 year	3 years	5 years	10 years
$	$	$	$

Class B
1 year	3 years	5 years	10 years
$	$	$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.
[to be updated by amendment]
Period	Class A
m/d/yy – m/d/yy	___%

Period	Class B
m/d/yy – m/d/yy	___%

Principal Investment Strategies. The 25 Fund seeks to achieve its objective by investing in the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (“NYSE”) .  The stocks are selected by selecting all of the dividend-paying stocks listed on the NYSE. Next, the 400 highest market capitalization stocks are selected which are then ranked by dividend yield and 75 of the highest dividend yielding stocks are selected. From the remaining 75 stocks, the 50 highest dividend yielding stocks are eliminated and the remaining 25 companies are selected only once annually on each Stock Selection Date.  The Stock Selection Date will be on or about April 1 of each year.

The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund , and for dividend reinvestment .  The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

Certain provisions of the 1940 Act limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations. Any amount that cannot be allocated due to these limitations will be allocated among the remaining portfolio securities.

Comments 20 and 21

Summary Prospectus May 1, 2010

JNL/Mellon Capital Management Communications Sector Fund
Class A and B

The shares of the Fund are sold to life insurance company separate accounts (“separate accounts”) and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies, and may be sold to qualified and non-qualified retirement plans.

Principal Investment Strategies. The Communications Sector Fund invests under normal circumstances at least 80% of its assets in the stocks in the Dow Jones U.S. Telecommunications Index in proportion to their market capitalization weighting in the Dow Jones U.S. Telecommunications Index.  The Communications Sector Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis.  The Communications Sector Fund seeks to achieve its objective by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Telecommunications Index.  Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.  When replicating a capitalization-weighted index such as the Dow Jones U.S. Telecommunications Index, portfolio turnover is reduced to what the index adds and deletes, rebalancing, contract owner contributions and withdrawals, reinvestment of income and compliance with the Internal Revenue Code diversification requirements.

The Fund’s ability to achieve significant correlation with the performance of the Dow Jones U.S. Telecommunications Index may be affected by changes in securities markets and changes in the composition of the Dow Jones U.S. Telecommunications Index.

Because of the small number of securities in the Dow Jones U.S. Telecommunications Index and because a small number of companies currently comprise a relatively large portion of the index, it currently is anticipated that the Fund will need to reallocate the excess weight of the largest securities in the Fund.  As a result, the performance of the smaller market capitalization companies in the Index will have a larger impact on Fund performance than they will have on the Index, and the Fund has a correspondingly greater risk of not attaining the desired correlation between Fund performance (before expenses) and the Index.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Index investing risk – The indexing strategy does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.  As a result of index sampling the securities selected will not provide investment performance matching that of the Index.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuation in response to events affecting that industry.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price.

Performance.  The bar chart and table below show the past performance of the Fund’s shares.  The chart presents the annual returns and shows how performance has varied from year to year.  The table shows the Fund’s average annual returns and compares them to broad-based indices since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions.  The Fund’s returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract.  Those charges, which are described in the variable insurance prospectus, will reduce your returns.  As with all mutual funds, the Fund’s past performance does not necessarily indicate how it will perform in the future.

The Dow Jones U.S. Telecommunications Index is a subset of the benchmark Dow Jones U.S. Total Market Index and is comprised of securities that are classified in the Telecommunications sector by the Dow Jones Industry Classification Benchmark.  The classifications are determined by primary revenue source of each company and are reviewed annually by Dow Jones.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

Returns shown for the period prior to that date reflect the results achieved by prior Sub-Advisers.

Comment 24

Information About Purchasing the Funds

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life contract issued by a separate account of Jackson, or through a Jackson fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson, the tax treatment of dividends and distributions will depend on the tax status of Jackson, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant. For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Financial Intermediary Compensation
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Comment 6

More About the Funds

Investment Objectives. The investment objectives and policies of each of the Funds are not fundamental and may be changed by the Board of Managers of the JNL Variable Fund, without interest holder approval.

Performance.  The performance information presented above for each of the Funds does not reflect the fees and charges imposed under the insurance contract for which the Funds serve as an investment option for the separate accounts of the issuing insurance company.  For more information about the charges and performance see the Prospectus for the insurance contract.

Certain of the Funds have adopted non-fundamental operating policies that require at least 80% of the Fund’s assets (net assets plus the amount of any borrowings for investment purposes) be invested, under normal circumstances, in securities of the type connoted by the name of the Fund.

Although these 80% or greater requirements are non-fundamental operating policies that may be changed by the Board of Managers without interest holder approval, the Board of Managers has adopted a policy requiring not less than 60 days written notice be provided to interest holders, in the manner required by Rule 35d-1 under the 1940 Act, before the effective date of any change in such a policy by a Fund which is subject to that Rule.

Temporary Defensive Positions and Large Cash Positions.  In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, a Fund may temporarily hold all or a significant portion of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments.  A Fund reserves the right to invest without limitation in such instruments.  During periods in which a Fund employs such a temporary defensive strategy or holds large cash positions, a Fund will not be pursuing, and will not achieve, its investment objective.  Taking a defensive or large cash position may reduce the potential for appreciation of a Fund's portfolio and may affect a Fund’s performance.

Portfolio Turnover. Portfolio turnover rates also may be increased by purchases or redemptions of a Fund’s shares, because of the need to invest new cash resulting from purchases of shares or the need to sell portfolio securities owned in order to meet redemption requests. Increased portfolio turnover necessarily results in correspondingly higher costs, which can include brokerage commissions, and other transaction costs on the sale of securities and reinvestment in other securities.

SAI - Comment 1

B.           Service Providers.  The Funds may disclose their portfolio holdings to mutual fund databases and rating services (such as Lipper and Morningstar):

(i)           On a quarterly basis, however, such holdings information shall be released not sooner than thirty (30) days after the end of the relevant reporting period;

(ii)           At such time as those service providers may request; and/or

(iii)           As necessary for JNAM and the Funds to obtain materials and information from the service providers and/or rating services.

The disclosure of portfolio holdings to service providers is generally made for the purpose of obtaining ratings for the Funds and enabling such service providers to provide such portfolio holding information to the public as they typically provide for other rated mutual funds.  Any disclosure to mutual fund databases and rating services shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information to the approved purposes.  Although the Adviser cannot require the service providers to adopt a Code of Ethics to monitor and limit employee trading, any such trading would violate the confidentiality agreements JNAM has in place.

C.           Other Disclosures.  The Funds periodically provide information concerning their portfolio holdings to certain entities in connection with transactions/services provided to, or on behalf of, the Funds, including, but not limited to, sub-advisers and service providers, the Adviser’s consultants, the distributor, senior management and personnel at Jackson, the custodian, the transfer agent(s), broker-dealers, and counterparties, pricing vendors, and the Funds’ Board.  In addition to the Adviser, these service providers may include, but are not limited to, any sub-adviser, transition manager (for mergers and sub-adviser transitions), distributor, auditor, legal counsel to the funds, the trustees or managers, and/or the Funds’ other service providers.  Any disclosure to service providers shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information for approved purposes.  Although the confidentiality agreement does not explicitly limit or restrict personal securities transactions, JNAM and the Funds may, from time-to-time, limit or restrict personal securities transactions to prevent violations of these policies and procedures, the Code of Ethics, and JNAM’s Insider Trading Policies and procedures.  The Funds may also disclose portfolio holding information to any person who expressly agrees in writing to keep the disclosed information in confidence (agreements shall contain confidentiality provisions), and to use it only for purposes expressly authorized by the Fund.

D.           Exceptions.  From time-to-time, the Funds may need to disclose portfolio holdings and other information.  The Funds’ President shall examine appropriateness of any such disclosure(s).   Any such disclosure(s) will be kept confidential and will be subject to applicable SEC and FINRA requirements related to personal trading and access monitoring.   Upon review and authorization by the Funds’ President, in writing, and upon his/her determination that such disclosures would be in the interests of the relevant Fund(s) and its shareholders, a Fund(s) may disclose portfolio holdings information.  Such authorization shall be disclosed to the Funds’ Board.

E.           Regulatory and Legal Disclosures.  The Funds may also disclose portfolio holdings information to any regulator in response to any regulatory requirement, as part of a legal proceeding or criminal investigation, or any regulatory inquiry or proceeding, and to any person, to the extent required by order or other judicial process.

F.           Monitoring Portfolio Holdings Disclosure and Trading.  JNAM and the Funds will review the personal securities transactions of their Access Persons, pursuant to the Code of Ethics.  The sub-advisers and distributor have each, individually adopted a Code of Ethics and are responsible for monitoring the personal trading activities of their respective personnel.